Morgan Stanley Limited Duration U.S. Government Trust
522 Fifth Avenue
New York, NY 10036
September 29, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Larry Greene, Division of Investment Management
                 Mail Stop 0505

Re:	Morgan Stanley Limited Duration U.S. Government Trust (File No. 33-41187; 811-6330)
Dear Mr. Greene:
     Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Limited Duration U.S. Government Trust (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on July 29, 2009 incorporating changes to the Prospectus and Statement of Additional Information in compliance with changes to Form N-1A that came into effect in February 2009. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Post-Effective Amendment No. 23 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about September 29, 2009.
GENERAL COMMENTS TO FORM N-1A

Comment 1.	Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.
Response 1. This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.
COMMENTS TO THE PROSPECTUS

Comment 2.	Please add risk disclosure regarding the credit crisis and related market turbulence as it pertains to the securities in which the Fund invests.
Response 2. The Fund respectfully believes that the sections entitled “Fund Summary – Principal Risks” and “Additional Information About the Fund’s Investment Objective, Strategies and Risks” currently provide adequate disclosure relating to the risks of the securities in which this Fund invests. Thus, the Fund respectfully believes that additional disclosure is not necessary.

Comment 3.	Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 3. This line item is not applicable to the Fund at this time.

Comment 4.	Footnotes 2 and 3 to the table entitled Average Annual Total Returns for the Period Ended December 31, 2008 describe the benchmark indices that the Fund uses. Please supplementally provide the reference in Form N-1A that permits these footnotes.
Response 4. Item 4(b)(2)(iii) requires the Average Annual Total Returns table to include the returns of an appropriate broad based securities market index as defined in Instruction 5 to Item 27(b)(7). Instruction 2(b) to Item 4 further allows a fund to include information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). Footnotes 2 and 3 provide an explanation to investors as to why the particular indexes chosen by the Fund provide appropriate comparisons to the Fund’s performance as contemplated by these Instructions.

Comment 5.	Please supplementally provide the reference in Form N-1A that permits the disclosure contained in the first paragraph of the section entitled “Fund Summary—Purchase and Sale of Fund Shares”.
Response 5. The disclosure in the section entitled “Fund Summary—Purchase and Sale of Fund Shares” has been revised.
COMMENT TO THE STATEMENT OF ADDITIONAL INFORMATION

Comment 6.	With respect to Investment Restriction #7 regarding the issuance of senior securities, consider adding explanatory language following the restrictions that states clearly the Fund’s policy regarding the issuance of senior securities.
Response 6. An explanation of the Fund’s policy regarding the issuance of senior securities is included in the section of the Statement of Additional Information entitled “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”
     As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:
•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6993 (tel) or (212) 404-9620 (fax). Thank you.
Best regards,
/s/ Debra Rubano
Debra Rubano

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